 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mereo BioPharma Group plc

 ("Mereo" or the "Company")

Notification of Director and other PDMR Dealings

London, May 21, 2019 - Mereo BioPharma Group plc (AIM: MPH, NASDAQ: MREO), a clinical stage UK based biopharmaceutical company focused on rare diseases, on May 20, 2019 granted incentive awards as set out below to persons discharging managerial responsibilities (PDMRs). All the awards were granted for nil consideration and shall ordinarily be forfeit (to the extent unvested) upon cessation of service.

Options to acquire American Depositary Shares (“ADSs”) at an exercise price of $5.40 per ADS (Fair Market Value at grant) under the Mereo BioPharma Group plc 2019 Equity Incentive Plan (an employees’ share scheme):

Name of PDMR	Position	Number of ADSs over which Option granted
Denise Scots-Knight	Chief Executive Officer	87,500
Alastair MacKinnon	Chief Medical Officer	27,500
Richard Jones	Chief Financial Officer	27,500
Charles Sermon	General Counsel	27,500
Wills Hughes-Wilson	Head of Patient Access and Commercial Planning	18,000
John Richard	Head of Corporate Development	27,500

These Options shall normally vest and become exercisable as to one quarter on the first anniversary of their grant date and, thereafter, as to the balance in equal monthly installments over the three-year period following such anniversary.

Awards to either acquire ADSs at an exercise price of $5.40 per ADS (Fair Market Value at grant) or, at the Company’s discretion, receive a cash amount equal to the excess, if any, over the exercise price of their Fair Market Value on the exercise date:

Name of PDMR	Position	Number of ADSs over which Award granted
Peter Fellner	Chairman	5,500
Anders Ekblom	Director	5,500
Peter Bains	Director	5,500
Kunal Kashyap	Director	5,500
Paul Blackburn	Director	5,500
Deepa Pakianathan	Director	5,500
Michael Wyzga	Director	5,500

These awards shall vest in equal monthly installments over the year following their grant date.

The below announcement and notification is made in accordance with the EU Market Abuse Regulation. The forms required under the EU Market Abuse Regulation follow.

1	Details of the person discharging managerial responsibilities
a)	Name	Denise Scots-Knight
2	Reason for the notification
a)	Position/status	Chief Executive Officer

b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN OPTION (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT)
c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Alastair MacKinnon
2	Reason for the notification
a)	Position/status	Chief Medical Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc

b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN OPTION (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT)
c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Richard Jones
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF

	identification code	GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN OPTION (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT)
c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Charles Sermon
2	Reason for the notification
a)	Position/status	General Counsel
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN OPTION (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT)

c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Wills Hughes-Wilson
2	Reason for the notification
a)	Position/status	Head of Patient Access and Commercial Planning
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN OPTION (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT)
c)	Price(s) and volume(s)
d)	Aggregated information: volume,	NOT APPLICABLE – SINGLE TRANSACTION

Price
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	John Richard
2	Reason for the notification
a)	Position/status	Head of Corporate Development
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN OPTION (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT)
c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Peter Fellner
2	Reason for the notification
a)	Position/status	Chairman
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN AWARD (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 NON-EMPLOYEE EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT). ON EXERCISE, THE COMPANY HAS DISCRETION EITHER TO DELIVER ADSS OR MAKE A CASH PAYMENT EQUAL TO ANY EXCESS OF THEIR FAIR MARKET VALUE OVER THE EXERCISE PRICE
c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Anders Ekblom

2	Reason for the notification
a)	Position/status	Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN AWARD (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 NON-EMPLOYEE EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT). ON EXERCISE, THE COMPANY HAS DISCRETION EITHER TO DELIVER ADSS OR MAKE A CASH PAYMENT EQUAL TO ANY EXCESS OF THEIR FAIR MARKET VALUE OVER THE EXERCISE PRICE
c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Peter Bains
2	Reason for the notification
a)	Position/status	Director

b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN AWARD (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 NON-EMPLOYEE EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT). ON EXERCISE, THE COMPANY HAS DISCRETION EITHER TO DELIVER ADSS OR MAKE A CASH PAYMENT EQUAL TO ANY EXCESS OF THEIR FAIR MARKET VALUE OVER THE EXERCISE PRICE
c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Kunal Kashyap
2	Reason for the notification
a)	Position/status	Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN AWARD (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 NON-EMPLOYEE EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT). ON EXERCISE, THE COMPANY HAS DISCRETION EITHER TO DELIVER ADSS OR MAKE A CASH PAYMENT EQUAL TO ANY EXCESS OF THEIR FAIR MARKET VALUE OVER THE EXERCISE PRICE
c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Paul Blackburn
2	Reason for the notification
a)	Position/status	Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc

b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN AWARD (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 NON-EMPLOYEE EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT). ON EXERCISE, THE COMPANY HAS DISCRETION EITHER TO DELIVER ADSS OR MAKE A CASH PAYMENT EQUAL TO ANY EXCESS OF THEIR FAIR MARKET VALUE OVER THE EXERCISE PRICE
c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Deepa Pakianathan
2	Reason for the notification
a)	Position/status	Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	GRANT OF AN AWARD (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 NON-EMPLOYEE EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT). ON EXERCISE, THE COMPANY HAS DISCRETION EITHER TO DELIVER ADSS OR MAKE A CASH PAYMENT EQUAL TO ANY EXCESS OF THEIR FAIR MARKET VALUE OVER THE EXERCISE PRICE
c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities
a)	Name	Michael Wyzga
2	Reason for the notification
a)	Position/status	Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS), EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH

b)	Nature of the transaction	GRANT OF AN AWARD (FOR NO CONSIDERATION) UNDER THE MEREO BIOPHARMA GROUP PLC 2019 NON-EMPLOYEE EQUITY INCENTIVE PLAN. THE EXERCISE PRICE IS US$5.40 PER ADS (FAIR MARKET VALUE AT GRANT). ON EXERCISE, THE COMPANY HAS DISCRETION EITHER TO DELIVER ADSS OR MAKE A CASH PAYMENT EQUAL TO ANY EXCESS OF THEIR FAIR MARKET VALUE OVER THE EXERCISE PRICE
c)	Price(s) and volume(s)
d)	Aggregated information: volume, Price	NOT APPLICABLE – SINGLE TRANSACTION
e)	Date of the transaction	May 20, 2019
f)	Place of the transaction	Outside of a trading venue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel